No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF April 2005

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On April 6, 2005, Honda Motor Co., Ltd. announced that it will make a contribution to science programs to be offered to students in grades 1-9 beginning this school year by the National Museum of Emerging Science and Innovation, by helping develop and implement programs utilizing Honda’s humanoid robot ASIMO. (Ref. #C05-034)

Exhibit 2:

On April 7, 2005, Honda Motor Co., Ltd. announced the debut of the Airwave, an all-new 1.5-liter compact station wagon that boasts top-of-class luggage capacity, the practical utility of versatile seating arrangements in a compact body, along with an extra-large glass “Sky Roof” that conveys and exhilarating open-air feeling. (Ref. #A05-014)

Exhibit 3:

On April 19, 2005, Honda Motor Co., Ltd. announced that it acquired its outstanding company stock pursuant to the provisions of Article 211-3, Paragraph 1, Item 2 of the Japanese Commercial Code.

Exhibit 4:

On April 20, 2005, Honda Motor Co., Ltd. announced the release of the iGX440 next-generation general purpose engine, the world’s first single-cylinder general purpose engine to feature electronic engine speed control technology. (Ref. #P05-005)

Exhibit 5:

On April 27, 2005, American Honda Motor Co., Inc. and Climate Energy LLC of the US announced that the two firms have signed a memorandum of understanding regarding preparations for the launch of sales of compact household cogeneration systems in the US. (Ref. #P05-007)

Exhibit 6:

On April 27, 2005, Honda Motor Co., Ltd. announced automobile production, sales and export results for the fiscal year ended March 31, 2005 and for the month of March 2005. (Ref. #C05-040)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO
KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD. )

/s/ Satoshi Aoki
Satoshi Aoki
Senior Managing and
Representative Director

Date: May18, 2005

ref. #C05-034

Honda Offers ASIMO for Science Classes Targeting

Grade 1-9 Students

Tokyo, April 6, 2005 — Honda Motor Co., Ltd. will make a contribution to science programs to be offered to students in grades 1-9 beginning this school year by the National Museum of Emerging Science and Innovation, by helping develop and implement programs utilizing Honda’s humanoid robot ASIMO.

The Museum has been commissioned to promote science and technology by the Ministry of Education, Culture, Sports, Science and Technology (MEXT), and the new programs — named “The National Museum of Emerging Science and Innovation ASIMO Science Class” — will be implemented to promote interest in science among students in grades 1-9. The content of the programs(*1) was developed based on MEXT’S Course of Study and by teachers with the Kyoto Municipal Science Center For Youth and the Izumo Science Center located in Izumo city in Shimane prefecture, which have previous experience in developing programs for the Museum.

Honda supported the purpose of this initiative and is working with the Museum by offering ASIMO for the programs, including suggestions to make the curriculum more effective and training teachers in ASIMO’s operation. This is the first time ASIMO has been used as an instructional component of a science program.

Honda is committed to social activity with a philosophy to “foster a spirited and dynamic people and society for the next generation.” Toward this goal, Honda implements various social activities which are designed to communicate to young people the importance and joy of having dreams, taking on new challenges, and creating things. Among these activities, Honda has been promoting utilization of ASIMO in programs designed for young students(*2). Through these activities, Honda will continue contributing to the effort to communicate how science and technology can help make people’s dreams come true and to raise interest in and deepen the understanding of science among children.

(*1)	Content and Schedule of “The National Museum of Emerging Science and Innovation ASIMO Science Class”

• “Center of Gravity and Balancing – until a robot walked –”

	Venue:	The Kyoto Municipal Science Center for Youth
	Schedule:	One year beginning April 19, 2005
	Target:	Grade 7 students in Kyoto City
	Content:	Observe bipedal walking from a physical perspective to understand the correlation between the center of gravity and balancing.

• “The Day a Robot Walked”

	Venue:	The Kyoto Municipal Science Center for Youth
	Schedule:	One year beginning April 27, 2005
	Target:	Grade 6 students in Kyoto City
	Content:	Learn the challenges a robot faces to achieve bipedal walking in order to understand balancing.

• “Advancement of Science & Technology and Human Life – The World of Science & Technology and Robots –”

	Venue:	The Izumo Science Center
	Schedule:	Two weeks beginning November 9, 2005
	Target:	Grade 9 students in Izumo City
	Content:	Think about the functions required for a robot that will be useful in human life in order to understand the roles of sensors and other technologies.

(*2)	Honda’s previous ASIMO programs for young students

	• “Educational Tour” visiting science museums:	Jan. 2003 – Mar. 2004	North America

	• “ASIMO Drawing and Painting Competition”:	Oct. 2003 – Nov. 2005	Thailand

	• “Science School with Robot” with 74 elementary schools in Fukuoka city:	Apr. 2004 – Oct. 2004	Fukuoka, Japan

	• “Technology Circuit”:	Sep. 2004 – Mar. 2005	North America

	• “Children’s Idea Contest” with 4 elementary schools in Japan:	Feb. 2005 – Mar. 2005	Japan

<Reference>

The National Museum of Emerging Science and Innovation belongs to the organization of the Japan Science and Technology Agency, an independent administrative agency, which implements the Science and Technology Basic Plan set by the Ministry of Education, Culture, Sports, Science and Technology (MEXT). The Museum plays a core role in the promotion of science and technology in Japan. The Executive Director of the Museum is a former astronaut, Mr. Minoru Mohri.

ref. #A05-014

Honda Introduces All-new Airwave Compact Station Wagon

April 7, 2005—Honda Motor Co., Ltd. today announced the debut of the Airwave, an all-new 1.5-liter compact station wagon that boasts top-of-class*1 luggage capacity, the practical utility of versatile seating arrangements in a compact body, along with an extra-large glass “Sky Roof”*2 that conveys an exhilarating open-air feeling. The new Airwave will go on sale April 8th at Honda automobile dealers throughout Japan.

The Airwave was designed around the “new wave compact” concept—a new idea for compact cars that function as a cool lifestyle component for youthful customers who value their own individual sensibilities over any single style.

In order to achieve both a roomy passenger interior and a luggage compartment that boasts top-of-class storage capacity, Airwave incorporates Honda’s original center-fuel tank layout. In combination with the convenience of a low-floor design, this also allows a variety of seating arrangements. The Sky Roof, with its extra-large opening, delivers an open-air feeling, while the ample glass area that extends seamlessly from the front windshield up onto the roof adds to the exterior stylishness.

The Airwave is equipped with a 1.5-liter VTEC engine that provides ample power for a fun, exciting drive. In combination with the Honda Multimatic S transmission, it delivers smooth acceleration with high torque and high output performance at mid to high speeds, combined with top-of-class*1 fuel economy of 18.0km/l*3. All Airwave trim levels exceed Japanese government fuel economy standards for 2010 by 5% and have earned Japanese Ministry of Land, Infrastructure and Transport certification as «««« Low-Emissions Vehicles, with emission levels 75% lower than those required by 2005 standards, making them eligible for preferential Green Tax measures.

*	The name Airwave suggests flowing air or wind and was chosen to describe this refreshing, invigorating vehicle with refined styling, and a bright, spacious interior with an open-air experience that promotes a feeling of oneness with nature.
*1	1.5-liter station wagon class
*2	Window glass is fixed in position; available on G Sky Roof and L Sky Roof types.
*3	FF vehicle. Fuel consumption in 10-15 mode (Japanese Ministry of Land, Infrastructure and Transport calculations)

Airwave L Sky Roof (FF)

• Monthly sales target (Japan):	4,000 units

• Manufacturer’s suggested retail price (in yen):	Ø indicates Type shown in photo

Type	Engine	Transmission	Drive	Price (tax included)	Price (before tax)
G	1.5l VTEC	Honda Multimatic S	FF	1,499,400	(1,428,000)
			4WD	1,709,400	(1,628,000)
G Sky Roof			FF	1,604,400	(1,528,000)
			4WD	1,814,400	(1,728,000)
L		Honda Multimatic S + 7-speed mode	FF	1,648,500	(1,570,000)
			4WD	1,848,000	(1,760,000)
L Sky Roof			FF	1,753,500	(1,670,000)	Ø
			4WD	1,953,000	(1,860,000)

*	Prices do not include insurance fees, taxes (other than consumption tax), registration or other fees.
*	In accordance with the automobile recycling law, a separate recycling fee will be levied. The recycling fee includes a recycling deposit (to cover expenses required to recycle shredder dust, air bags, and fluorocarbons, plus an information management fee) and a capital management charge.
*	Premium White Pearl body color is offered for an extra ¥31,500 (¥30,000 before consumption tax).

•	Body colors (8 colors)

Chiffon Green Metallic (new color); Premium White Pearl; Satin Silver Metallic; Storm Silver Metallic; Vivid Blue Pearl; Nighthawk Black Pearl; Milano Red; Blaze Orange Metallic (custom color for Active Package)

•	Main Manufacturer Options (prices in parentheses exclude consumption tax)

• Front-seat i-Side airbag system	+¥76,650(¥73,000)
(equipped with front passenger positioning detection system) + immobilizer + tonneau cover
(available on all types; above manufacturer options furnished as a set)

• HID (High Intensity Discharge) headlights (low beam, with auto-leveling device)	+¥57,750(¥55,000)
(available on all types)

• Immobilizer + tonneau cover	+¥29,400(¥28,000)
(available on all types; above manufacturer options furnished as a set)

• 14-inch aluminum wheels (14x5-1/2 JJ)	+¥110,250(¥105,000)
+ HID (High Intensity Discharge) headlights (low beam, with auto-leveling device)
(available on G and G Sky Roof 4WD types; above manufacturer options furnished as a set)

• 14-inch aluminum wheels (14x5-1/2 JJ) + Active Package	+¥143,850(¥137,000)
(available on G and G Sky Roof 4WD types; above manufacturer options furnished as a set)

• 14-inch aluminum wheels (14x5-1/2 JJ) + immobilizer + tonneau cover	+¥365,400(¥348,000)
+ Honda HDD navigation system with voice-recognition
(InterNavi Premium Club compatible, 6.5-inch monitor, DVD/MD/CD player & AM/FM/TV tuner, AV input jack, and audio remote control switch)
(available on G and G Sky Roof 4WD types; above manufacturer options furnished as a set)

• 15-inch aluminum wheels (15x6 JJ) + HID (High Intensity Discharge)	+¥120,750(¥115,000)
headlights (low beam, with auto-leveling device)
(available on G and G Sky Roof FF types; above manufacturer options furnished as a set)

• 15-inch aluminum wheels (15x6 JJ) + Active Package	+¥154,350(¥147,000)
(available on G and G Sky Roof FF types; above manufacturer options furnished as a set)

• 15-inch aluminum wheels (15x6 JJ) + immobilizer + tonneau cover	+¥375,900(¥358,000)
+ Honda HDD navigation system with voice-recognition
(InterNavi Premium Club compatible, 6.5-inch monitor, DVD/MD/CD player & AM/FM/TV tuner, AV input jack, and audio remote control switch)
(available on G and G Sky Roof FF types; above manufacturer options furnished as a set)

• MD/CD player with AM/FM tuner (with audio remote control switch)	+¥42,000(¥40,000)
(available on all types)

• Honda HDD navigation system with voice-recognition	+¥283,500(¥270,000)
(InterNavi Premium Club compatible, 6.5-inch monitor, DVD/MD/CD player & AM/FM/TV tuner, AV input jack, and audio remote control switch)
(available on all types)

• Active Package (available with all types)	¥91,350 (87,000)
ØSatin-finish chrome-plated front grill molding, rear quarter-pillar garnish, and tailgate garnish
ØFog lights
ØDark Silver under-garnish (front, side, rear)
ØDark Silver wheel color (wheel caps on vehicles with full wheel caps are Dark Silver)
ØWater-repellant surfaces (seats with custom tag; door linings; center console box lid)
ØLuggage space with sports board

*	Some manufacturer options cannot be combined, while other manufacturer options may only be offered in combination.

Key Features

<Packaging and utility>

•	The center-tank layout, which positions the fuel tank under the front seat, results in a low, flat floor and versatile seating arrangements, creating a spacious passenger interior and luggage compartment.

•	The easy-to-operate ULTR seats feature four seating arrangement modes:

Utility Mode

The 6:4 split rear seats are equipped with a dive-down mechanism that enables changeovers to a 1,810mm*4*10 flat, low-floor luggage compartment with one quick operation—no need to remove the headrests.

Long Mode

In addition to Utility Mode, the front passenger seat fully reclines to create enough space for items as long as 2,700mm*10.

Tall Mode

The rear seat cushions tip up to create another cargo space 1,250mm*5 high—enough space to get changed in.

Refresh Mode

Removing the front headrests and fully reclining the seat backs creates enough room to stretch one’s legs out and relax. During breaks from driving, occupants can lie back in comfort and gaze at the scenery through the Sky Roof.

•	Full consideration was given to rear-seat comfort as well, with a top-of-class tandem distance*6 of 985mm*7 that creates a spacious passenger environment.

•	The low floor made possible by the center-tank layout results in a luggage room height of just 520mm*8*10 above the ground, making it easier to load and unload luggage. At the same time, the low floor secures a top-of-class maximum luggage room capacity of 473 liters*9.

*4	With two passengers and the front seats set to their rearmost position
*5	G and L types; for G Sky Roof and L Sky Roof types, 1,230mm
*6	Distance between the front and rear seat hip points
*7	Honda measurement based on seating position of an average Japanese male (as determined by Honda)
*8	For FF vehicle; or 4WD vehicle is 535mm
*9	With five vehicle occupants; Honda measurement according to VDA formula
*10	Honda in-house measurements

<Design>

•	Interior design

•	The ‘airy cabin’ design concept provides a comfortable space that makes occupants feel as if they are riding on air, with an exhilarating feel of liberation. The expansive glass Sky Roof creates a liberated feel any time, anywhere, regardless of the climate or season.

•	The 1,110mm long*11 by 770mm wide*11 large-aperture Sky Roof combines privacy glass to cut out bright light and high-thermal-absorbing UV-cut glass with outstanding insulating properties to fully protect occupants from ultraviolet radiation and the sun’s heat. Also, an electric sunshade opens and closes in three stages with the press of a switch, to allow occupants to adjust the size of the opening.

•	The front seats are formed to naturally and deeply embrace the lumbar area, with a softer middle portion and firmer sides for the right combination of soft comfort and firm support. In the rear, full consideration has been given to cushion thickness and seatback height, to combine comfort a step above the rest with the functionality of the ULTR seats’ versatile seating arrangements.

•	The instrument panel was designed on the motif of a bird with outspread wings, creating a relaxing image of two layers of overlapping wings. At the same time, the 2-tone color wing-line flows out to the sides to achieve a rounded overall design that imparts feelings of both liberation and security.

•	The speedometer, tachometer, fuel gauge, temperature gauge, and 7-speed mode*12 shift indicator are laid out as five independent, self-illuminating meters. The meters employ a cylinder-type design patterned after the exhaust ducts of a rocket or jet engine, to heighten the interior’s sporty atmosphere.

•	The interior is available in two color schemes: one features Black & Bright Titanium two-tone coloring, with Black above and Bright Titanium below, while the other is a sporty Black monotone. The two color schemes can be freely combined with the eight body colors.

*11	Internal dimensions, according to Honda in-house measurements
*12	Available on L and L Sky Roof types

•	Exterior design

•	Created under a ‘smart, dynamic’ design concept, the Airwave’s exterior presents a carefree form for stylish urban cruising. The Sky Roof creates a continuous glass area from the windshield to the roof for a glassy effect that gives occupants a beautiful view of the sky above.

•	For the front view, the bumper flows smoothly into the sides of the vehicle to create a rounded look, while the bold, chrome-plated front grill adds a feeling of girth.

•	The rear view presents the same feeling of girth as the front view, while the rear quarter glass draws it together to create a sporty silhouette with a stable feel.

•	For the side view, a deeply sculpted character line produces an effective wedge shape, for a taut yet substantial feel expressive of dynamic motion.

•	Eight body colors are available, including one new color: Chiffon Green Metallic.

<Performance>

•	Engine and transmission

•	The 1.5-liter VTEC engine delivers a sophisticated balance of performance and environmental friendliness, with pleasing, smooth acceleration right up to the high-rev range, and top-of-class fuel economy of 18.0km/l.

1.5-liter VTEC engine

Maximum output:	81kW (110PS)

Maximum torque:	143N-m (14.6kg-m)*13

•	The Airwave is equipped with a Honda Multimatic S continuously variable automatic transmission, to respond to a wide variety of situations, from city driving to outdoor leisure activities. To further add to the fun of the drive, the L and L Sky Roof types are also equipped with 7-speed mode so the driver can enjoy a manual shift feel, along with a shift indicator that displays gear changes made using the paddle shifters.

•	Lightweight, compact, real-time 4-wheel drive is also available on all types.

*13	Net values

<Chassis>

•	The suspension employs a new design with struts in the front and a rear suspension with an H-Type torsion beam-based layout. Compliant responsiveness and stable cornering are achieved through roll center height adjustment and optimized roll steer to create a relaxed, stable ride that feels comfortable and secure for all vehicle occupants.

•	The brake system delivers reliable stopping power even when the car is weighted down with luggage. Fourteen-inch ventilated front discs are combined with 7+8-inch tandem master power cylinders that deliver a lighter pedal touch and powerful braking along with superior space efficiency.

•	Quietness measures include sound-absorbing sound insulation materials efficiently positioned to cut down on road noise despite layout limitations due to the low floor, while engine mounts have been made more rigid to produce a quiet yet pleasing engine sound.

•	In order to incorporate the sky roof and the largest tailgate in its class (1,130mm wide by 855mm high opening)*10 without sacrificing body rigidity, closed cross-section frames are employed around the entire circumference of each opening. Reinforcing materials have been added to a Monaca-style core with overlapping front and rear sections to achieve strength and rigidity without a thicker cross-section.

<Safety Performance>

•	ABS with EBD (Electronic Brake-force Distribution) and brake assist (which augments pedal pressure) are standard on all types, along with a high-mount LED rear brake light that heightens recognition for the drivers of vehicles to the rear.

•	Honda’s original G-CON (G-force Control) technology is incorporated to create a body with a crash safety design that can withstand a 55km/h full-frontal collision, a 64km/h front offset collision, 55km/h side collision, and a 50km/h rear collision. To further improve safety in real-world collisions, Honda has implemented its own vehicle-to-vehicle collision testing program*14 with its own independently established standards. This collision testing is much more demanding than conventional tests, in which the car is crashed into a fixed barrier. The safety design of the Airwave meets even these stringent testing requirements.

•	All types are equipped with 3-point, pretensioner ELR seatbelts with load limiters and lap pretensioners for both front seats. All of the back seats, including the center seat, are equipped with 3-point ELR/ALR (child seat restraint mechanism) seatbelts and headrests, to secure a high level of safety in the rear seats as well.

•	The pedestrian injury reduction body features a hood, front bumper, and other parts designed to absorb impact to a pedestrian’s head and lower limbs in the event of an accident, reducing injury severity. The design has earned Japanese Ministry of Land, Infrastructure and Transport certification as conforming to government pedestrian head protection standards*15 scheduled to take effect in September 2005.

•	ISO FIX-compatible child seat anchoring bars and tether anchors for quick, reliable child seat installation are standard equipment on the left and right rear seats for all types.

*14	Testing involves a 50% front offset collision with a 2-ton class passenger car, and both vehicles traveling at 50km/h.

*15	Standards regulate vehicle hood impact mitigation performance to help protect pedestrians’ heads in the event of a collision.

<Environmental performance>

•	A modified exhaust manifold shape for more rapid heating of the catalytic converter, repositioning of the O2 sensor for improved sensing performance, and other measures result in fewer exhaust gas pollutants. All types have been certified by the Japanese Ministry of Land, Infrastructure and Transport as having emissions levels 75% lower than those required by 2005 standards.

•	Fuel economy has been enhanced through such measures as optimized engine ignition timing and smoother cam journal surfaces for reduced friction. All types exceed Japanese government fuel economy standards for 2010 by 5%.

•	Use of lead has been reduced to less than 10% of 1996 levels.

•	Use of hexavalent chromium plating has been reduced, with its complete elimination as the ultimate goal. Its use has already been eliminated on fuel filler pipes, brackets, and other components.

•	Polyvinyl chloride (PVC) has been greatly reduced from interior and exterior plastic components in favor of environment-friendly, highly recyclable materials. As a result, over 90%*16 recyclability has been achieved.

*16	According to independent Honda measurement standards

Publicity materials for the Airwave are available at the following URL:

http:// www.honda.co.jp/PR/

(The site is intended exclusively for the use of journalists.)

April 19, 2005

Notice Regarding the Results of Purchase of Company Shares

Tokyo, April 19, 2005 — Honda Motor Co., Ltd. today announced that it has acquired its outstanding company shares pursuant to the provisions of Article 211-3, Paragraph 1, Item 2 of the Commercial Code as follows.

As a result of this acquisition, all the acquisition of the company shares that was authorized under the resolution adopted at the meeting of the Board of Directors held on January 28, 2005 have been completed.

(1) Type of shares acquired

Common stock of Honda Motor Co., Ltd.

(2) Period of acquisition

From April 1, 2005 to April 14, 2005

(3) Aggregate number of shares acquired

967,600 shares

(4) Aggregate amount of acquisition

5,333,832,000 yen

(5) Method of acquisition

Purchase on the Tokyo Stock Exchange

Reference:

Resolution at the meeting of the Board of Directors held on January 28, 2005.

(1) Type of shares to be acquired

Common stock of Honda Motor Co., Ltd.

(2) Maximum number of shares to be acquired

5,750,000 shares

(3) Maximum amount of acquisition

23 billion yen

(4) Period of acquisition

From February 3, 2005 to April 14, 2005

Aggregate number and amount of company shares acquired as of April 14, 2005, since the date of the resolution at the meeting of the Board of Directors (January 28, 2005).

(1) Aggregate number of shares acquired

4,166,800 shares

(2) Aggregate amount of acquisition

22,999,729,000 yen

ref. #P05-005

Honda Releases the iGX440 Next-Generation GeneralPurpose

Engine with Electronic Control Technology—a World’s First

April 20, 2005—Honda Motor Co., Ltd. announced the release of the iGX440 next-generation generalpurpose engine (max. output: 15hp; displacement: 438cm3), the world’s first single-cylinder generalpurpose engine to feature electronic engine speed control technology. The new engine will become available to power product manufacturers starting in July.

The iGX440 employs Honda’s newly developed world’s-first1 electronic governor2 (STR3GOVERNOR) electronic engine speed control technology, which eliminates the need for a battery. The electronic governor system allows the ECU (Electronic Control Unit) to continuously monitor throttle opening and engine speed, electronically regulating throttle opening to maintain a constant engine speed even under changing engine load conditions. This intelligent control technology permits selection of the appropriate engine speed characteristics and the setting of optimum maximum and idling rpms for power products fitted with the iGX440. Also, the power product’s ECU can communicate with the engine’ ECU and control its speed, making the power product easier to operate.

In addition, an auto fuel valve4 and auto choke5 eliminate the need for the operator to open and close the fuel valve or adjust the choke, for a significant improvement in ease of operation.

The iGX440 also boasts environmental performance among the best in the world, achieving emissions levels approximately 30% less1 than those stipulated by the US Environmental Protection Agency’s Phase 2 emission standards and the California Air Resources Board Tier II emissions standards—the most stringent in the world. Fuel economy has been improved over engines of the same class6 by approximately 15%7, and noise reduced by approximately 4dB(A)8.

In the future, Honda intends to expand its lineup of iGX-series engines employing this intelligent technology, to set a new standard in next-generation generalpurpose engines.

iGX440 next-generation general purpose engine

• Projected annual sales worldwide:	13,000 units

[1]	According to Honda survey
[2]	Governor: a device that regulates engine speed (maintains a constant engine speed, despite load fluctuations)
[3]	Self Tuning Regulator: self-adjusting device
[4]	Auto fuel valve: a device that automatically turns the fuel supply on and off in accordance with engine operation.
[5]	Auto choke: a device that automatically limits air intake during engine startup to enrich the air-fuel mixture.(equipped as standard to starter motor type)
[6]	15-horsepower class
[7]	When operating in EPA mode for one hour
[8]	EU noise regulations, operating in generator measurement mode

•	Main Features of the iGX440

•	World’s first[1] electronic governor[2] (STR[3] GOVERNOR)

The newly developed world’s-first1 electronic governor system features a power coil9 which generates electricity to start the ECU, making a battery unnecessary. This governor system allows the ECU to continuously monitor throttle opening and engine speed, electronically regulating throttle opening to maintain a constant, stable engine speed even under changing load conditions. Engine speed characteristics can be selected from among nine different settings, and maximum and idling rpm settings freely changed to suit power products fitted with the iGX440, making it readily adaptable to a variety of different applications.

•	Maintenance of constant engine speed

The ECU precisely controls engine speed to ensure a minimum of variations from the set speed fluctuations due to ambient temperature, engine break-in, or load.

•	DBW (Drive-By-Wire)

All control systems are electronically connected by wire. This makes operation easier and allows one-touch connection between the power products switch and the engine via a coupler connection for remote-controlled engine speed adjustment.

•	Engine control communications

Communication between the engine’s ECU and the power product’s ECU allows the power product to control engine speeds for improved operability.

•	Self-diagnostic function

A blinking LED provides error confirmation and facilitates easy troubleshooting diagnosis. Connecting the engine to a personal computer provides a more detailed diagnosis, allowing the operator to check the engine’s operating history (operating time, number of startups, warnings, faulty operation reports, etc.).

[9]	Power coil: an electrical coil installed on the engine to start the ECU.

•	Ease of use

An automatic fuel valve4 that eliminates the need to open and close the valve manually when starting and stopping the engine, adjustment-free auto choke5, air cleaner made of new material for a longer maintenance interval, large-diameter filler mouth for easier gas fill-ups, and other features contribute to improved ease of operation.

•	Environmental performance

The iGX440 achieves emissions levels around 30% less1 than those stipulated by the US Environmental Protection Agency’s Phase 2 emission standards and the California Air Resources Board Tier II emissions standards—the most stringent in the world. Its environmental performance is among the highest in the world. Fuel economy has also been improved over engines of same class6 by approximately 15%7, and noise reduced by approximately 4dB(A)8.

Specifications

Model		iGX440
Type		Air-cooled, 4-stroke, single-cylinder gasoline (OHC)
Displacement	(cm3)	438
Length x Width x Height	(mm)	407 x 505 x 454
Fitted weight	(kg)	45
Dry weight	(kg)	39
Cylinders / Bore x Stroke	(mm)	1 / 88 x 72.1
Max. power (gross)	[kW(PS) / rpm]	11.2(15) / 3,600
Direction of rotation		Left (viewed from output shaft side)
Fuel		Unleaded automobile gasoline
Fuel tank capacity	(l)	6.5
Lubricating oil capacity	(l)	1.1
Carburetor		Butterfly
Ignition		CDI
Governor system		Electronic (STR GOVERNOR)
Starting system		Recoil starter	Starter motor
Choke		Manual	Automatic
Fuel valve		Automatic	Automatic

Publicity materials for the iGX440 next-generation general purpose engine are available at the following URL:

http:// www.honda.co.jp/PR/

(The site is intended exclusively for the use of journalists.)

The following announcement was released by American Honda Motor Co., Inc. (Headquarters: Torrance, California; President: Koichi Kondo), a wholly owned subsidiary of Honda, at the same time local time on April26, 2005.

ref. #P05-007

American Honda Motor and Climate Energy Announce Agreement

to Release Compact Household Cogeneration System in the US

April 27, 2005— American Honda Motor Co., Inc. (Headquarters: Torrance, California; President: Koichi Kondo—hereinafter AH) and Climate Energy LLC of the US (Headquarters: Boston, Massachusetts; CEO: Dr. EricC. Guyer—hereinafter “C/E”) today announced that the two firms have signed a memorandum of understanding regarding preparations for the launch of sales of compact household cogeneration systems in the US.

Starting in fall 2006, AH is to begin supplying its compact household cogeneration units to C/E, which will combine the units with the heating units produced by its parent company, ECR International (Headquarters: Utica, New York; CEO Tim Reed) to form a heating system and offer it to customers in the northeastern US. In anticipation of the product launch, the cogeneration systems will be monitored by C/E in tests to begin in the second half of 2005.

Honda’s compact household cogeneration unit combines the GE160V—the world’s smallest1 natural gas engine—with an efficiently configured, compact, lightweight power generation system employing Honda’s unique sine-wave inverter technology to create a compact unit suitable for residential use, boasting an overall energy efficiency of 85%. Use of the unit in combination with a heating system that utilizes recovered exhaust heat is expected to result in an approximately 30% reduction in CO2 emissions2. Available in Japan through utilities such as Gas Companies since March 2003, sales of the highly acclaimed cogeneration unit have reached approximately 15,0003 units in that time.

In October 2004, the compact cogeneration unit was recognized as the world’s first4 practical cogeneration unit for general household use and was awarded the 2004 Prize for Natural Gas Industry Innovation (Planning, Research and Development Section) by Germany’s Association for the Efficient and Environmentally Friendly Use of Energy (ASUE).

The planned market release in the US is the first step for Honda in the overseas rollout of its compact cogeneration units.

Compact Household Cogeneration Unit

[1]	Based on Honda research; reciprocating gas engine
[2]	Based on Honda calculations; as compared with electricity generated by natural gas-fired thermal power generation, and with natural gas-fueled hot water and heating equipment
[3]	Through the end of March 2005
[4]	Based on Honda research

•	Main Features

•	Provides an overall energy efficiency of 85%

Based on detailed investigations of energy usage patterns in the typical home, thermal output is set to approximately 3 kWh (exhaust heat recovery rate: 65%), and electrical output is set to a typical household usage rate of approximately 1 kWh (power generation efficiency: approximately 20%), thereby achieving an overall energy efficiency of 85% and reducing primary household energy consumption. It is also expected that CO2 output will be reduced by approximately 30%.

•	GE160V—the world’s smallest reciprocating gas engine

Specially developed for use in the household cogeneration unit, the GE160V engine employs a three-way catalyst and oxygen feedback control to reduce NOx emissions, resulting in exhaust gas emissions cleaner than those of conventional gas-fueled household hot water heaters.

•	Low vibration, low noise

Using the generator motor to serve double duty as a starter motor for the engine significantly reduces noise and vibration upon startup. This, combined with the use of a multi-chamber air intake silencer and a high-volume air cleaner, keeps noise levels as low as a household air conditioner outdoor unit.

•	Compact and lightweight

The combination of the multi-polar alternator employed by Honda inverter generators, and a vertical layout featuring horizontal engine cylinder orientation produces a compact unit optimally-sized for home installation.

•	High-quality electrical output

The cogeneration unit is the first in its class to feature a microprocessor-controlled, multi-polar sine wave inverter equipped with a system interconnection function, ensuring high-quality electrical output on par with commercial power sources. It can be safely used even with precision equipment sensitive to fluctuations in frequency or voltage.

•	High-efficiency heat exchanger with integrated catalyst

To attain high heat-recovery efficiency, heat radiation from the unit is suppressed by minimizing unit ventilation and by employing a dual structure. Honda integrated the catalyst and heat exchanger to maintain high catalyst temperature and heat recovery. Heat is recovered from throughout the unit, enabling the compact household cogeneration unit to achieve a thermal recovery rate of approximately 65%.

•	Specifications

Fuel	Natural gas
Engine	4-stroke, water-cooled, single-cylinder OHV
Displacement	163 cm3
Generator	Multi-polar sine wave inverter type
Electrical output	1 kW (AC100/200V) * *US SPEC(AC120/240V)
Thermal output	3.25 kW
Size (W x D x H)	640 x 380 x 940 mm

Publicity information relating to Compact Household Cogeneration Unit is available from the following URL:

http://www.honda.co.jp/PR/

(This site is intended solely for the use of journalists.)

Ref.#C05-040

Honda Achieves Record High Global and Overseas Production;

Represents 8th Consecutive Year of Increased Production

April 27, 2005– Honda Motor Co., Ltd. today announced automobile production, sales and export results for the fiscal year ended March 31, 2005 (FY05) and for the month of March 2005. Honda set a new all-time fiscal year record for global auto production with more than 3.25 million units in FY05 due to record-high annual production in the North America, Europe, and Asia regions.

Domestic production for FY05 increased 7.5% compared to the previous fiscal year, while production in March 2005 increased by 2.4% compared to the same month last year. The increase was due mainly to the increased production of export models.

Overseas production for FY05 increased 9.9% compared to the previous year due to strong production in Asia, especially China. Production for March 2005 increased 8.8% compared to the same month a year ago due to increased production in Europe and Asia.

Combining strong domestic and overseas results, worldwide production for FY05 totaled approximately 3.25 million units, an 8.9% increase compared to the previous fiscal year. It is the 8th consecutive year, dating back to 1997, for Honda to increase overseas production as well as worldwide production.

Domestic sales for FY05 fell 2.1% compared to the previous year, while sales for the month of March declined 7.4% compared to the same month a year ago. Total sales of passenger cars and light trucks increased slightly in FY05 compared to last year due to strong sales of new models introduced earlier in FY05. However, overall sales declined due primarily to stabilizing demand for the Life and Odyssey, which were introduced in late 2003.

Total exports for FY05 increased 12.0% compared to the previous fiscal year, while exports for the month of March increased 6.1% compared to the same month last year. Strong sales in Europe of the Accord Diesel and Jazz (Fit in Japan) throughout the fiscal year as well as strong sales in North America of the all-new Acura RL (Legend in Japan) and Accord Hybrid in the latter half of the fiscal year contributed to the increase in total exports.

PRODUCTION, SALES, EXPORTS (April 2005)

PRODUCTION

	*Fiscal Year 2005		March 2005		Year-to-date Total Jan—Mar 2005
	Units	vs.FY04	Units	vs.3/’04	Units	vs.2004
Domestic (CBU+CKD)	1,270,516	+7.5%	127,604	+2.4%	348,209	+8.7%
Overseas (CBU only)	1,987,279	+9.9%	192,904	+8.8%	524,776	+10.1%

Worldwide Total	3,257,795	+8.9%	320,508	+6.1%	872,985	+9.6%

*(April/01/2004~March/31/2005)

OVERSEASPRODUCTION

	*Fiscal Year 2005		March 2005		Year-to-date total Jan-Mar 2005
	Units	vs.FY04	Units	vs.3/’04	Units	vs.2004
North America	1,241,902	+0.6%	123,336	+5.8%	342,287	+7.6%
(USA only)	828,335	+0.4%	85,499	+10.5%	235,374	+11.8%
Europe	189,659	+2.2%	16,823	-6.6%	48,910	-7.2%
Asia	481,451	+44.2%	45,214	+26.3%	115,461	+29.4%
Others	74,267	+35.4%	7,531	+8.4%	18,118	+9.7%

Overseas Total	1,987,279	+9.9%	192,904	+8.8%	524,776	+10.1%

*(April/01/2004~March/31/2005)

SALES (JAPAN)

	*Fiscal Year 2005		March 2005		Year-to-date Total Jan-Mar 2005
Vehicle type	Units	vs.FY04	Units	vs.3/’04	Units	vs.2004
Passenger Cars & Light Trucks	464,551	+0.4%	59,333	-7.2%	121,168	-12.2%
Mini Vehicles	252,352	-6.5%	33,403	-7.8%	67,392	-12.2%

Honda Brand Total	716,903	-2.1%	92,736	-7.4%	188,560	-12.2%

*(April/01/2004~March/31/2005)

EXPORTS (JAPAN)

	*Fiscal Year 2005		March 2005		Year-to-date Total Jan-Mar 2005
	Units	vs.FY04	Units	vs.3/’04	Units	vs.2004
North America	253,652	+4.1%	25,107	+22.8%	73,709	+19.6%
(USA only)	228,787	+4.7%	22,030	+22.5%	65,423	+18.3%
Europe	150,384	+24.2%	9,610	-26.2%	36,401	+0.7%
Asia	19,716	+5.1%	1,043	+5.5%	4,664	+51.9%
Others	106,974	+18.1%	7,408	+19.0%	24,917	+14.6%

Total	530,726	+12.0%	43,168	+6.1%	139,691	+13.9%

*(April/01/2004~March/31/2005)

For further information, please contact:

Shigeki Endo

Tatsuya Iida

Honda Motor Co., Ltd.

Corporate Communications Division

Telephone: 03-5412-1512

Facsimile: 03-5412-1545